08025577

UNITED STATES
ITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section

FEB 27 2008

Washington, DC 110

SEC FILE NUMBER
8- 52474

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Triangle Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1301 Annapolis Drive
(No. and Street)

Raleigh (City) NC (State) 27608 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Paul D. Reynolds III (919) 838-3221
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McMillan, Pate & Company LLP
(Name – *if individual, state last, first, middle name*)

615 Oberlin Rd, Suite 200 (Address) Raleigh (City) NC (State) 27605 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 14 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Paul D. Reynolds III, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Triangle Securities LLC, as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Member

Title

Dorothy Moravec

Notary Public

Commission Expires 4/26/11

DOROTHY MORAVEC NOTARY PUBLIC WAKE CO., NC

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Triangle Securities, LLC

Report on Audit of Financial Statements
for the year ended December 31, 2007

McMILLAN, PATE & COMPANY, L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS
615 OBERLIN ROAD, SUITE 200
RALEIGH, NC 27605

CONTENTS

McMillan, Pate & Company, L.L.P.

CERTIFIED PUBLIC ACCOUNTANTS

615 OBERLIN ROAD, SUITE 200

RALEIGH, NORTH CAROLINA 27605

J. Micah Pate, III
Angela W. Banask
Thomas M. Doherty
Brian T. Bennett

James L. McMillan, Jr.

Telephone (919) 836-9200
Facsimile (919) 836-9288

Independent Auditors' Report

Members of
Triangle Securities, LLC

We have audited the accompanying statement of financial condition of Triangle Securities, LLC as of December 31, 2007 and the related statements of income, changes in members' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Triangle Securities, LLC as of December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information contained on page 12 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

McMillan, Pate & Company, L.L.P.

February 25, 2008

TRIANGLE SECURITIES, LLC
Statement of Financial Condition
December 31, 2007

Assets

Cash and cash equivalents	$	28,486
Restricted cash		50,000
Receivable from clearing organization		35,271
Commissions receivable		62,367
Investment securities		273,050
Accrued interest		3,470
Prepaid expenses		54,471
Property and equipment (net of accumulated depreciation and amortization of $241,920)		120,757
Customer list		1,221,800
	$	1,849,672

Liabilities and Members' Equity

Accounts payable	$	33,036
Accrued salaries and benefits		156,325
Commissions payable		55,015
Long-term note payable		16,059
Total liabilities		260,435
Members' equity		1,589,237
	$	1,849,672

The accompanying notes are an integral part of the financial statements.

TRIANGLE SECURITIES, LLC
Statement of Income
For the Year Ended December 31, 2007

Revenues:	
Investment advisory fees	$ 2,741,976
Commission income	827,966
Other	194,811
	3,764,753
Expenses:	
Compensation and related benefits	1,730,934
Commission expense	509,225
Occupancy and equipment rental	210,629
Clearing and execution charges	145,284
Communications	129,660
Consulting fees	65,761
Other operating expenses	333,693
	3,125,186
Operating income	639,567
Other income (expense):	
Net realized/unrealized gains (losses) on investment securities	31,666
Interest income	11,866
Dividend income	9,389
Interest expense	(2,987)
	49,934
Net income	$ 689,501

The accompanying notes are an integral part of the financial statements.

TRIANGLE SECURITIES, LLC
Statement of Changes in Members' Equity
For the Year Ended December 31, 2007

	Member Units		Syndication Costs		Members' Equity		Total Members' Equity
Balance at December 31, 2006	2,575	$	(11,107)	$	1,624,843	$	1,613,736
Members' draws	-		-		(714,000)		(714,000)
Net income	-		-		689,501		689,501
Balance at December 31, 2007	2,575	$	(11,107)	$	1,600,344	$	1,589,237

The accompanying notes are an integral
part of the financial statements.

TRIANGLE SECURITIES, LLC
Statement of Cash Flows
For the Year Ended December 31, 2007

Cash flows from operating activities		
Net income	$	689,501
Adjustments to reconcile net income to net cash provided by operating activities:		
Net realized and unrealized (gains) and losses on investment securities		(31,666)
Charitable contributions of stock		33,573
Depreciation and amortization		42,660
(Increase) decrease in assets:		
Receivable from clearing organization		6,877
Commissions receivable		(36,389)
Employee advances		1,340
Accrued interest		(179)
Prepaid expenses		(7,570)
Increase (decrease) in liabilities:		
Accounts payable		3,638
Accrued salaries and benefits		29,957
Commissions payable		8,393
Net cash provided by operating activities		740,135
Cash flows from investing activities:		
Proceeds from sales of investment securities		25,000
Purchase of investment securities		(62,655)
Capital expenditures		(56,141)
Net cash used in investing activities		(93,796)
Cash flows from financing activities:		
Principal payments on long-term obligations		(13,070)
Members' draws		(714,000)
Net cash used in financing activities		(727,070)
Net decrease in cash		(80,731)
Cash and cash equivalents at beginning of year		109,217
Cash and cash equivalents at end of year	$	28,486
Supplemental disclosure of cash payments for:		
Interest	$	2,987

The accompanying notes are an integral part of the financial statements.

1. ORGANIZATION AND NATURE OF BUSINESS

Triangle Securities, LLC (the Company) is a limited liability company formed in the state of North Carolina on February 4, 2000 and will terminate on December 31, 2025. The Company is registered as a broker-dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) formerly the National Association of Securities Dealers (NASD). The Company's equity securities are cleared through a clearing broker-dealer. The clearing broker-dealer, on behalf of the Company and for a fee, conducts and confirms security trades, handles security movements and maintains the customers' security accounts. The Company does not maintain customers' security accounts nor does it perform custodial functions related to customer securities. The Company receives commissions associated with the sale and purchase of securities. In addition to the foregoing, most of the Company's revenues is derived from investment advisory fees and the sale of insurance and annuity contracts.

2. SIGNIFICANT ACCOUNTING POLICIES

Cash Equivalents

For purposes of the statement of cash flows, the Company considers all investments with an original maturity of three months or less to be cash equivalents.

Receivable from Clearing Organization

The Company clears customer transactions through another broker-dealer on a fully disclosed basis. Commissions owed the Company from a clearing broker have been recorded as receivable from clearing organization.

Investment Securities

The Company's securities are bought and held principally for the purpose of selling them in the near term and are classified as trading securities. Trading securities are recorded at fair value on the statement of financial condition, with the change in fair value during the period included in operations. Securities not readily marketable are valued at fair value as determined by management.

Property and Equipment

Property and equipment are stated at cost. Depreciation is provided using double declining balance and straight-line methods over the estimated useful lives of the related assets, which are as follows:

Description	Estimated Useful Life
Furniture	7 years
Equipment	5-7 years
Vehicle	5 years
Landscaping	15 years
Leasehold Improvements	39 years
Software	3 years

Expenditures for repairs and maintenance are charged to expense as incurred. The costs of major renewals and betterments are capitalized. The cost and related accumulated depreciation of property and equipment are removed from the accounts upon retirement or other disposition and any resulting gain or loss is reflected in operations for the period.

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

Customer List

Intangible assets are reviewed annually for potential impairment. Whenever events or circumstances indicate that carrying amounts may not be recoverable an impairment loss is recognized. During 2007, the Company determined that, based on estimated future cash flows, the carrying amount of the customer list did not exceed its fair value. Accordingly, no impairment loss has been recognized during 2007.

Revenue Recognition

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur. Investment advisory fees are received quarterly, but are recognized as earned on a pro rata basis over the term of the contract.

Advertising Expense

Advertising costs are expensed as incurred and totaled $25,721 for 2007.

Income Taxes

Effective January 1, 2006, the Company has elected to be treated as an S Corporation for income tax purposes. Therefore, the Company's income and expenses are included in the individual income tax returns of the Company's members. Accordingly, the financial statements do not reflect a provision for income taxes.

Concentrations of credit risk

Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of cash and cash equivalents. Cash equivalents totaling $20,611 at December 31, 2007 consist of short-term investments in money market funds maintained with financial institutions and not insured by the Federal Deposit Insurance Corporation (FDIC).

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. RECEIVABLE FROM CLEARING ORGANIZATIONS

Amounts receivable from clearing organization at December 31, 2007, consist of commissions totaling $35,271.

4. INVESTMENT SECURITIES

Investment securities consist of the following at December 31, 2007:

	Net Unrealized Gains (Losses)	Estimated Fair Value
Municipal bond securities	$ (5,879)	$ 206,109
Equity securities	28,991	66,941
	$ 23,112	$ 273,050

5. PROPERTY AND EQUIPMENT

Property and equipment consist of the following at December 31, 2007:

Equipment	$ 139,267
Furniture	87,483
Vehicle	68,632
Leasehold Improvements	8,474
Landscaping	37,228
Software	21,593
	362,677
Less accumulated depreciation and amortization	241,920
Net	$ 120,757

Depreciation and amortization expense for 2007 was $42,660.

6. LONG-TERM NOTE PAYABLE

The long-term note payable totaling $16,059 at December 31, 2007 consists of a 4.79% note payable to a financial institution in monthly installments of $1,182 including interest through March 2009. This note is collateralized by a vehicle with a net book value of $11,860 at December 31, 2007.

Future maturities of long-term debt at December 31, 2007 are as follows:

2008	$ 13,710
2009	2,349
	$ 16,059

7. COMMITMENTS AND CONTINGENCIES

Clearing Agreement

On August 1, 2000 the Company entered into an agreement with another broker-dealer (Clearing broker-dealer) whereby the Company forwards (introduces) customer securities transactions to the Clearing broker-dealer, fully disclosing the customer name and other information. The processing and, if applicable, any financing pertaining to the introduced securities transactions is performed by the Clearing broker-dealer. The customer account is therefore maintained and recorded in the books and records of the Clearing broker-dealer on the Company's behalf. In consideration for introducing customers to the Clearing broker-dealer, the Company receives commissions and other consideration, less the processing and other charges of the Clearing broker-dealer.

7. COMMITMENTS AND CONTINGENCIES (Continued)

Clearing Agreement (Continued)

As part of the terms of the agreement between the Company and the Clearing broker-dealer, the Company is held responsible for any losses arising when the customers introduced by the Company to the Clearing broker-dealer fail to meet their contractual commitments pertaining to the purchase, sale and possible financing of securities transactions. The Company may therefore be exposed to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations and it is necessary for the Clearing broker-dealer to purchase or sell the securities at a loss. The Company's exposure to risk would consist of the amount of the loss realized and any additional expenses incurred pertaining to the transaction or other customer activity.

The initial term of the clearing agreement is three years and is automatically renewed for additional one-year terms unless notification of termination by either party occurs. Under terms of the agreement the company is required to maintain net capital, computed in accordance with SEC Rule 15c3-1, of at least $75,000 in excess of the minimum amount required by SEC Rule 15c-3-1. Also under the clearing agreement the Company is required to maintain a $50,000 cash deposit with the Clearing broker-dealer. This cash deposit is included in restricted cash on the statement of financial condition as it is maintained in a money market account by the Clearing broker-dealer and titled to the Company.

Marketing Agreements

On January 1, 2005, the Company amended and restated a joint marketing agreement held with a former member of the Company. The former member will refer clients to the Company for asset management services for a five-year period. Pursuant to the terms of the agreement, the Company has agreed to pay the entity the greater of (a) an annual fee of $12,500 or (b) 25% of investment advisory fees received by the Company during the annual period beginning January 1 and ending December 31 from current customers referred by the entity. The fee is payable in quarterly installments. Either party may terminate the agreement after January 1, 2007 upon 90 days advance written notice to the other party. Both parties agreed to waive all fees for the year ended December 31, 2007.

The Company also has marketing agreements with two financial institutions dated November 3, 2003 and September 26, 2006. Pursuant to the terms of these agreements, the Company has agreed to pay these financial institutions 25% of aggregate investment commissions or investment advisory fees received by the Company during the annual period beginning January 1 and ending December 31 from current customers referred by the financial institutions. The fee is payable within 30 days after the end of the calendar quarter during which the investment commission or investment advisory fee is received by the Company. Either party may terminate the agreements upon 90 days advance written notice to the other party.

8. MEMBERS' EQUITY

Under the members operating agreement a member of the Company may sell, pledge, assign or otherwise transfer any part or all of such member's units to another person only upon obtaining the prior written consent of a majority in interest of the members. Upon the death of any individual member, the member's units may be transferred to the member's estate, and the estate may thereafter transfer such units to the spouse, lineal descendants, or ancestors of the member, or any trust(s) for the benefit thereof.

8. LEASES

The Company leases their facilities from an entity affiliated by common ownership. The lease is classified as an operating lease and provides for minimum annual rentals of $120,000 commencing June 1, 2003 and ending May 31, 2008. During 2007, the Company paid $120,000 in rent to this affiliated entity. The Company also paid all property taxes and insurance on this facility in accordance with the lease. These costs are included in the occupancy and equipment rental line item on the Statement of Income.

The Company also leases office equipment under a non-cancelable lease expiring in October 2010. Total office equipment rent expense for 2007 was $4,657 and is included in the occupancy and equipment rental line item on the Statement of Income.

Minimum future rental payments for all operating leases having remaining terms in excess of one year as of December 31, 2007 are:

Year Ended December 31	Amount
2008	$ 54,200
2009	4,200
2010	3,150
Total	$ 61,550

9. RELATED PARTY TRANSACTION

The Company's members are related to the owner of a marketing consulting firm that provided services to the Company during 2007. The Company paid the marketing consulting firm $7,088 during 2007 for these services. The total amount due to this related party as of December 31, 2007 is $2,305.

10. RETIREMENT PLAN

The Company has a qualified deferred compensation plan in the form of a profit sharing plan with a section 401(k) provision. The Plan covers all employees of the Company who have completed one year of eligible service and are at least twenty-one years of age. Eligible participants make contributions to the plan through voluntary contributions. The Company may elect to make discretionary matching contributions under the Plan. No discretionary matching contributions were made for the year ended December 31, 2007. The Plan also allows for discretionary profit sharing contributions and required contributions to meet top-heavy minimum funding requirements. These contributions totaled $92,069 for the year ended December 31, 2007.

11. SUBORDINATE LIABILITIES

The Company had no existing subordinated liabilities during 2007. Therefore, the "Statement of Changes in Liabilities Subordinated to Claims of General Creditors" is not required.

12. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital not exceed 15 to 1, as defined. At December 31, 2007 the Company had net capital of $122,335, which was $72,335 in excess of its required net capital of $50,000. The Company's net capital ratio was 2.1 to 1.

The Company qualifies under the exemption provisions of Rule 15c3-3, paragraph (k)(2)(ii), as the Company does not carry security accounts for customers or perform custodial functions relating to customer securities. Under this exemption, the Company is not required to maintain a reserve account for the benefit of customers. As such, the schedules entitled "Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission" and "Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission" are not applicable.

13. SUBSEQUENT EVENTS

Effective January 1, 2008, the Company renewed their agreement with the Clearing broker-dealer under essentially the same terms as described in Note 7. The agreement will continue through the first anniversary of the effective date. Unless either party elects to terminate the agreement upon giving 30 days notice, the agreement will automatically renew for one year.

On January 1, 2008, the Company amended and restated a joint marketing agreement held with a former member of the Company. The former member will refer clients to the Company for asset management services. Pursuant to the terms of the agreement, the Company has agreed to pay the entity 25% of aggregate investment advisory fees received by the Company during the annual period beginning January 1 and ending December 31 from current customers referred by the entity. The fee is payable in quarterly installments. Either party may terminate the agreement upon ninety days written advance notice to the other party.

On February 5, 2008, the Company entered into an investment manager service agreement with Charles Schwab Institutional ("Schwab"). Pursuant to this agreement, the Company will forward customer securities transactions to Schwab, fully disclosing the customer name and other information. The processing pertaining to the security transactions is performed by Schwab. The customer account is therefore maintained and recorded in the books and records of Schwab on the Company's behalf. The agreement may be modified or terminated by either party upon thirty days written notice.

TRIANGLE SECURITIES, LLC

Computation of Net Capital and Aggregate Indebtedness Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2007

Computation of net capital:		
Members' equity	$	1,589,237
Deductions:		
Non-allowable assets		1,397,177
Haircuts on securities		69,725
Net capital	$	122,335
Aggregate indebtedness		
Items included in statement of financial condition:		
Accounts payable	$	33,036
Accrued salaries and benefits		156,325
Commissions payable		55,015
Long-term note payable		16,059
Total aggregate indebtedness	$	260,435
Computation of Basic Net Capital Requirement		
Minimum net capital requirement (6 2/3% of total aggregate indebtedness)	$	17,371
Minimum dollar net capital requirement	$	50,000
Net capital requirement	$	50,000
Excess net capital	$	72,335
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)	$	96,292
Ratio of aggregate indebtedness to net capital		2.1
Reconciliation with Company's computation (included in part II of Form X-17A-5 as of December 31, 2007)		
Net capital, as reported in Company's Part II (unaudited) FOCUS Report	$	134,926
Audit adjustments:		
Additional accrued commissions		62,367
Additional accounts payable and accrued liabilities		(74,958)
Net capital per above	$	122,335

McMillan, Pate & Company, L.L.P.

CERTIFIED PUBLIC ACCOUNTANTS

615 OBERLIN ROAD, SUITE 200

RALEIGH, NORTH CAROLINA 27605

TELEPHONE (919) 836-9200
FACSIMILE (919) 836-9288

J. Micah Pate, III
Angela W. Banask
Thomas M. Doherty
Brian T. Bennett

James L. McMillan, Jr.

SEC Mail Processing
Section

FEB 27 2008

Washington, DC
110

Independent Auditors' Report on Internal Control
Required by SEC Rule 17a-5(g)(1)
for a Broker-Dealer Claiming an Exemption From SEC Rule 15c3-3

Members of
Triangle Securities, LLC

In planning and performing our audit of the financial statements and supplemental schedule of Triangle Securities, LLC (the Company) as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with accounting principles generally accepted in the United States of America such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Members, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

McMillan, Pate & Company, L.L.P.

February 25, 2008

McMillan, Pate & Company, L.L.P.

CERTIFIED PUBLIC ACCOUNTANTS

615 OBERLIN ROAD, SUITE 200

RALEIGH, NORTH CAROLINA 27605

J. MICAH PATE, III
ANGELA W. BANASK
THOMAS M. DOHERTY
BRIAN T. BENNETT

JAMES L. MCMILLAN, JR.

TELEPHONE (919) 836-9200
FACSIMILE (919) 836-9288

Independent Auditors' Report on Internal Control
Required by SEC Rule 17a-5(g)(1)
for a Broker-Dealer Claiming an Exemption From SEC Rule 15c3-3

Members of
Triangle Securities, LLC

In planning and performing our audit of the financial statements and supplemental schedule of Triangle Securities, LLC (the Company) as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with accounting principles generally accepted in the United States of America such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Members, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

McMillan, Pate & Company, L.L.P.

February 25, 2008

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